SELECTED FINANCIALS

                                                            Nine Months Ended      Nine Months Ended
                                                              September 30,           September 30,
                                                                  2002                   2003
                                                                  ----                   ----
Consolidated Statement of Operations Data
 Revenues
     Communication fees                                           1,421.4              1,787.6
     Monthly fixed fees                                              31.5                 30.1
     SIM card sales                                                   9.2                 14.5
     Call center revenues                                             6.3                  5.4
     Other                                                            0.6                  1.8
Total revenues                                                    1,469.0              1,839.4
Direct cost of revenues                                          (1,003.5)            (1,131.7)
                                                          ----------------         ------------
Gross profit                                                        465.5                707.7
    General & administrative expenses                               (77.3)               (79.1)
    Selling & marketing expenses                                   (142.7)              (173.7)
                                                          ----------------         ------------

Income from operations                                              245.5                454.9
Income from related parties, net                                      0.1                  3.2
Net interest expense                                               (139.4)              (168.7)
Other Income, net                                                     2.7                  3.8
Equity in net income (loss) of unconsolidated investees             (23.4)                13.1
Minority interest                                                     0.2                  2.5
Translation Loss                                                    (20.7)               (76.1)
                                                          ----------------         ------------
Income before taxes                                                  65.0                232.7
Income tax expense                                                      -                 (3.2)
                                                          ----------------         ------------
Net income                                                           65.0                229.5
                                                          ================         ============

Net income per share                                              0.00013             0.000459

Other Financial Data

Gross margin                                                        31.7%                38.5%
EBITDA(*)                                                           592.9                801.3
Capital expenditures                                                 60.4                128.7

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents                                           305.4                696.2
Total assets                                                      3,301.5              3,652.3
Long term debt                                                      964.3                525.1
Total debt                                                        1,426.0              1,011.3
Total liabilities                                                 1,953.2              2,091.4
Total shareholders' equity / Net Assets                           1,348.3              1,560.9
Capital stock                                                       636.1                636.1

Consolidated Cash Flow Information
Net cash provided by operating activities                          396.1                733.4
Net cash used in investing activities                             (131.1)              (154.7)
Net cash used in financing activities                             (202.7)              (276.7)

 * Please refer to the notes on reconciliation of Non-GAAP financial measures on page 11.

                               SELECTED FINANCIALS


                                                      Quarter Ended       Quarter Ended    Quarter Ended  Quarter Ended
                                                      September 30,          March 31,        June 30,     September 30,
                                                          2002                 2003             2003            2003
                                                          ----                 ----             ----            ----
Consolidated Statement of Operations Data
 Revenues
     Communication fees                                      521.1            475.9            567.2           744.5
     Monthly fixed fees                                        9.2              9.0             10.2            10.9
     SIM card sales                                            1.9              4.3              4.0             6.2
     Call center revenues                                      1.8              1.6              1.6             2.2
     Other                                                     0.3              0.3              0.7             0.8
Total revenues                                               534.3            491.1            583.7           764.6
Direct cost of revenues                                     (347.4)          (326.7)          (363.6)         (441.4)
                                                     --------------      -----------      -----------     -----------
Gross profit                                                 186.9            164.4            220.1           323.2
    General & administrative expenses                        (25.1)           (22.2)           (26.6)          (30.3)
    Selling & marketing expenses                             (44.8)           (49.0)           (57.7)          (67.0)
                                                     --------------      -----------      -----------     -----------

Income from operations                                       117.0             93.2            135.8           225.9
Income from related parties, net                                 -              2.0              0.6             0.6
Net interest expense                                         (45.4)           (60.2)           (59.6)          (48.9)
Other Income, net                                             (2.7)             3.0              3.6            (2.8)
Equity in net income of unconsolidated investees               0.2              2.2              4.3             6.6
Minority interest                                              0.1              0.4              0.3             1.8
Translation Loss                                             (10.4)            (1.1)           (52.5)          (22.5)
                                                     --------------      -----------      -----------     -----------
Income before taxes                                           58.8             39.5             32.5           160.7
Income tax benefit (expense)                                    -                -             40.7           (43.9)
                                                     --------------      -----------      -----------     -----------
Net income                                                    58.8             39.5             73.2           116.8
                                                     ==============      ===========      ===========     ===========

Net income per share                                       0.00012         0.000079          0.00015        0.000234

Other Financial Data

Gross margin                                                 35.0%            33.5%            37.7%           42.3%
EBITDA(*)                                                    230.7            232.3            217.9           351.1
Capital expenditures                                          26.7             50.6             39.1            39.0

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents                                    305.4            308.9            443.8           696.2
Total assets                                               3,301.5          3,071.9          3,378.7         3,652.3
Long term debt                                               964.3            922.7            830.6           525.1
Total debt                                                 1,426.0          1,048.9          1,034.9         1,011.3
Total liabilities                                          1,953.2          1,701.3          1,934.5         2,091.4
Total shareholders' equity / Net Assets                    1,348.3          1,370.6          1,444.2         1,560.9
Capital stock                                                636.1            636.1            636.1           636.1

Consolidated Cash Flow Information
Net cash provided by operating activities                    316.2            216.2            203.4           313.8
Net cash used in investing activities                        (97.4)           (60.1)           (55.6)          (39.0)
Net cash used in financing activities                        (81.2)          (241.2)           (13.0)          (22.5)


 * Please refer to the notes on reconciliation of Non-GAAP financial measures on page 11.